UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT and Unions agree new collective labour agreement, 21 November 2005

21 November 2005

TNT AND UNIONS AGREE NEW COLLECTIVE LABOUR AGREEMENT

TNT N.V., largest private sector employer in the Netherlands, and the trade unions ABVAKABO FNV, BVPP, CNV Publieke Zaak and VPP have reached an agreement in principle on a new collective labour agreement. The trade unions will shortly present the agreement to their members for approval.

TNT and the trade unions have successfully negotiated a balanced employment package, including arrangements for the voluntary early retirement, pre-pension and life-course savings schemes (VPL), salary increases, and work & health.

Salary

The new collective labour agreement has a term of 29 months and will run from 1 May 2005 to 1 October 2007. It applies to around 60,000 TNT employees in the Netherlands who fall under the TNT Collective Labour Agreement. From 1 December 2005, employees of TPG Post, TNT Express, TNT Logistics and the TNT Head Office in the Netherlands will receive a structural salary increase of 1% and a one-off gross payment of 375 euros. From 1 July 2006, all employees will receive a further structural salary increase of 1% and a structural life-course savings scheme contribution of 1%. On 1 January 2007, salaries will once again experience a structural increase of 0.75%.

Voluntary early retirement, pre-pension and life-course savings

TNT and the trade unions have agreed to increase the structural retirement age from 62 to 62.5 years with effect from 1 January 2006. The present arrangements for employees aged 55 and over (those born before 1 January 1950) will remain intact. The retirement date for these employees will however be deferred by 3.5 months. New arrangements based on age and period of service have been made for the other employees (aged between 39 and 55) currently covered by transitional measures. Depending on these individual factors the original retirement date will be deferred by between a few and several months.

Work & health

In line with the STAR agreement of the Dutch Labour Foundation, TNT pays in total 170% of an employee's salary during the first two years of sick leave. Additional arrangements have been made with the trade unions for a higher salary payment during sick leave, on the condition that employees make every effort to ensure reintegration at work. The arrangement involves 100% salary payment during the first year of sick leave, 90% during the first 26 weeks of the second year of sick leave and 80% during the second half of the second year of sick leave. Furthermore, arrangements have been made for promoting reintegration at work within the scope of the new Work and Income according to Capacity for Work Act (WIA).

Further arrangements

TNT has also agreed to make every effort to create 100 work placements for young unemployed people under the Youth Unemployment Taskforce scheme.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: www.tnt.com/group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 22 November 2005